                                                      --------------------------
                                                             OMB APPROVAL
                                                      --------------------------
                                                      OMB Number:
                                                      3235-0145
                                                      Expires: December 31, 2005
                                                      Estimated average burden
                                                      hours per response..... 11
                                                      --------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                          (Amendment No. ___________)*

                         Advanced Cell Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    00088R105
                          -----------------------------
                                 (CUSIP Number)


                                December 21, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 00088R105
--------------------------------------------------------------------------------

1.    Names of Reporting Person.
      I.R.S. Identification Nos. of above person (entities only).

      Sagio Investments SA
--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)....................................................................

      (b)....................................................................
--------------------------------------------------------------------------------

3.    SEC Use Only...........................................................
-------------------------------------------------------------------------------

4.    Citizenship or Place of Organization

      Switzerland
--------------------------------------------------------------------------------

Number of            5. Sole Voting Power                 -0-
Shares Bene-
ficially Owned       6. Shared Voting Power               1,168,000**
by Each
Reporting            7. Sole Dispositive Power            -0-
Person With:
                     8. Shared Dispositive Power          1,168,000**
-------------------------------------------------------------------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person   1,168,000**
-------------------------------------------------------------------------------

10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Insructions).........................................................

11.   Percent of Class Represented by Amount in Row (9)   5.02%

--------------------------------------------------------------------------------

12.   Type of Reporting Person (See Instruction)
--------------------------------------------------------------------------------

OO..............................................................................
.................................................................................
.................................................................................
.................................................................................
.................................................................................

--------------------------------------------------------------------------------


** Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Sagio Invesments SA that it is the beneficial owner of any of the Common Stock of Advanced Cell Technology, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.

     (a) This statement on Schedule 13G relates to the Common Stock, par value $.001 per share, of Advanced Cell Technology, Inc. (the "Issuer").

     (b) The principal executive offices of the Issuer are located at 381 Plantation Street, Worcester, Massachusetts 01605.

Item 2.

     (a) The name of the entity filing this statement is Sagio Investments SA (the "Reporting Person").

     (b) The Reporting Person's principal business office is located at 11 Cours De Rive, 1204 Geneva, Switzerland.

     (c) The Reporting Person is a Swiss entity.

     (d) Title and class of securities is Common Stock, par value $.001.

     (e) CUSIP Number is 00088R105.

Item 3.

     Not applicable. The Reporting Person is a Swiss entity regulated by Swiss authorities, including the Association Romande des Intermediaires Financiers, a self-regulating body, and subject to all Swiss laws and regulations.

Item 4.

     (a) Amount beneficially owned: 1,168,000**

     (b) Percent of Class: 5.02%

     (c) Number of shares as to which the person has:

           (i)   Sole power to vote or to direct the vote:  -0-

           (ii)  Shared power to vote or to direct the vote:  1,168,000**

           (iii) Sole power to dispose or to direct the disposition of:  -0-

           (iv) Share power to dispose or to direct the disposition of: 1,168,000**

Item 6.

The Reporting Person manages the Longview Fund for and on behalf of clients and investors located outside the United States who have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referenced herein.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    December 22, 2005
                                    -----------------------------------
                                                    Date

                                    SAGIO INVESTMENTS SA


                                    By:/s/ Alessandro Grande
                                       -------------------------------------
                                                 Alessandro Grande
                                       Administrateur and Investment Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)